[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]



January 7, 2009


U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street, N.E.
Washington, D.C.  20549

Re: JNLNY Separate Account IV
    (Ultimate Investor VUL and Advisor VUL)("Registrant")
    File Nos. 811-10463 and 333-118132 (Registration Statement)
    Series ID No. C000030284 and C000030286; CIK No.: 00001119482
    Request for Withdrawal

Dear Sir/Madam:

We are writing to request withdrawal of a Registration Statement withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. That withdrawal request, filed on December 31, 2008, was filed in error.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel